Exhibit 99.1

THERATECHNOLOGIES REGAINS RIGHTS TO EGRIFTA®

(tesamorelin for injection) IN THE UNITED STATES

CLOSING OF TRANSACTION MARKS NEW ERA FOR THERATECHNOLOGIES

Montreal, Canada – May 1, 2014 - Theratechnologies Inc. (TSX: TH) today announced the closing of the transaction with EMD Serono, Inc. in which Theratechnologies regained all rights to EGRIFTA® (tesamorelin for injection) in the United States, including its commercialisation rights.

“We now have full control over Egrifta in the United States. Over the last few months, we have worked to prepare for this crucial milestone in our Company’s history. Our team, along with our collaborator in the U.S., inVentiv Health are eager and ready for this new challenge.”, said Mr. Luc Tanguay, President and CEO, Theratechnologies Inc.

As announced last December, Theratechnologies and EMD Serono entered into a termination and transfer agreement pursuant to which EMD Serono agreed to terminate its collaboration and licensing agreement with Theratechnologies in consideration of an early termination fee of USD 20 million payable over a five-year period starting on the first anniversary of the closing date. Starting in 2016, under the termination and transfer agreement, Theratechnologies will also pay an undisclosed, increasing royalty based on annual net sales. Royalties will be paid until a cumulative aggregate amount is reached or until January 1, 2024, the first of these events to occur. National Bank Financial acted as the exclusive financial advisor to Theratechnologies for this transaction.

“This transaction represents a springboard for the future of our company. From a research-oriented biotechnology company, Theratechnologies is entering a new phase that will see it become a truly integrated pharmaceutical company,” said Mrs. Dawn Svoronos, Chair of the Board, Theratechnologies.

About Theratechnologies

Theratechnologies (TSX: TH) is a specialty pharmaceutical company addressing unmet medical needs in metabolic disorders to promote healthy ageing and improved quality of life. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

Information:

Denis Boucher

NATIONAL Public Relations

514-843-2393